UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Hyperion Therapeutics, Inc.

(Name of Subject Company)

Ghrian Acquisition Inc.

(Name of Offeror)

A Wholly Owned Subsidiary of

Horizon Pharma, Inc.

(Parent of Offeror)

An Indirect Wholly-Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

44915N101

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara Borden

Kay Chandler

Sean Clayton

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,121,128,560	$130,275.14
*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Hyperion Therapeutics, Inc. (“Hyperion”) in connection with the exercise of any outstanding equity awards. The transaction valuation was determined by multiplying (a) $46.00, the tender offer price, by (b) the sum of (i) 20,874,966, the number of issued and outstanding shares of common stock of Hyperion, (ii) 3,099,078, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding options to purchase shares of Hyperion common stock, and (iii) 398,316, the number of shares of Hyperion common stock subject to issuance pursuant to outstanding restricted stock unit awards to acquire shares of Hyperion common stock. The foregoing share figures have been provided by Hyperion and are as of April 7, 2015, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,275.14	Filing Party: Horizon Pharma Public Limited Company, Horizon Pharma, Inc. and Ghrian Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: April 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on April 9, 2015 by Ghrian Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Horizon Pharma, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Hyperion Therapeutics, Inc., a Delaware corporation (“Hyperion”), at $46.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Summary Term Sheet

The first paragraph of the fifth question of the Summary Term Sheet under the header “Do you have the financial resources to pay for the Shares?” is amended and restated in entirety to read as follows:

Yes. We estimate that we will need approximately $1.56 billion to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of approximately $18 million of Hyperion’s existing indebtedness and the refinancing of $300 million of existing indebtedness of Horizon at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Parent has entered into a commitment letter, or the Debt Commitment Letter, with Citigroup Global Capital Markets Inc., or Citi, and Jefferies Finance LLC, or Jefferies Finance, on March 29, 2015, pursuant to which Citi and Jefferies Finance have committed to provide up to $900.0 million of secured term loans pursuant to a term loan facility (the “Debt Financing”). However, in lieu of borrowing pursuant to the Debt Commitment Letter, (i) Horizon Pharma plc closed an underwritten public offering of 17,652,500 of its ordinary shares at a price to the public of $28.25 per share and received aggregate net proceeds of approximately $475.2 million, after deducting underwriting discounts and other offering expenses (the “Equity Financing”) and (ii) Horizon Pharma plc expects to, or one or more of its subsidiaries expect to, borrow up to an aggregate of approximately $400.0 million in connection with the arrangement and syndication of a new senior unsecured term loan facility (the “Term Facility”). Additionally, on April 24, 2015, Horizon Pharma Financing Inc. (the “Issuer”), a wholly-owned subsidiary of Parent, entered into a purchase agreement with Citi and Jefferies LLC, as representatives of the several initial purchasers, relating to the sale by the Issuer of $475 million aggregate principal amount of 6.625% Senior Notes due 2023 (the “Senior Notes,” and, together with the Term Facility, the “Substitute Debt Financing”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Issuer expects the offering to close on April 29, 2015, subject to the satisfaction of customary closing conditions and the proceeds from the offering of the Senior Notes will be held in escrow pending release in connection with the closing of the Offer and the Merger. See Section 9 — “Source and Amount of Funds or Other Consideration.”

Item 9. Source and Amount of Funds or Other Consideration

The second paragraph of Section 9—“Source and Amount of Funds or Other Consideration” is amended and restated in entirety to read as follows:

In lieu of borrowing pursuant to the Debt Commitment Letter, (i) Horizon Pharma plc closed an underwritten public offering of 17,652,500 of its ordinary shares at a price to the public of $28.25 per share and received aggregate net proceeds of approximately $475.2 million, after deducting underwriting discounts and other offering expenses (the “Equity Financing”) and (ii) Horizon Pharma plc expects to, or one or more of its subsidiaries expect to, borrow up to an aggregate of approximately $400.0 million in connection with the arrangement and syndication of a new senior unsecured term loan facility (the “Term Facility”). Additionally, on April 24, 2015, Horizon Pharma Financing Inc. (the “Issuer”), a wholly-owned subsidiary of Parent, entered into a purchase agreement with Citi and Jefferies LLC, as representatives of the several initial purchasers, relating to the sale by the Issuer of $475 million aggregate principal amount of 6.625% Senior Notes due 2023 (the “Senior Notes,” and, together with the Term Facility, the “Substitute Debt Financing”) in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Issuer expects the offering to close on April 29, 2015, subject to the satisfaction of customary closing conditions and the proceeds from the offering of the Senior Notes will be held in escrow pending release in connection with the closing of the Offer and the Merger. See Section 9 — “Source and Amount of Funds or Other Consideration.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 2015

Ghrian Acquisition Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President and Chief Executive Officer

Horizon Pharma, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chairman, President and Chief Executive Officer

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of April 9, 2015*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on April 9, 2015*

(a)(5)(i)	Press Release issued by Horizon Pharma plc, dated March 30, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 30, 2015)*

(b)(i)	Commitment letter with Citigroup Global Markets Inc. and Jefferies Finance LLC, dated March 29, 2015 (incorporated by reference to the Current Report on Form 8-K filed by Horizon Pharma plc on March 31, 2015)*

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 29, 2015, among Hyperion, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K/A filed by Hyperion on April 9, 2015)*

(d)(2)	Form of Tender and Support Agreement, dated as of March 29, 2015, among Parent, Purchaser and certain stockholders of Hyperion (incorporated by reference to the Current Report on Form 8-K filed by Hyperion on March 30, 2015)*

(d)(3)	Confidentiality Agreement, dated as of March 8, 2015, between Horizon Pharma plc and Hyperion, as amended.*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.